A1

13014576

)STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-65337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxim Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Sunnyside Boulevard Extension
(No. and Street)

Woodbury (City) New York (State) 11797 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy (212) 895-3863
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP
(Name – *if individual, state last, first, middle name*)

450 Wireless Boulevard (Address) Hauppauge (City) NY (State) 11788 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
08 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAXIM GROUP LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012

WAGNER & ZWERMAN LLP
Certified Public Accountants

MAXIM GROUP LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2012

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report

To the Members of
Maxim Group LLC
Woodbury, NY

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2012, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxim Group LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 25, 2013

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash and cash equivalents		$ 12,628,592
Deposit with clearing broker		605,000
Receivables from broker-dealers and clearing organizations		1,596,862
Securities owned, at fair value		16,911,696
Employee forgivable loans		1,047,806
Prepaid expenses		375,912
Goodwill		2,946,806
Security deposits, officers' loans receivable and other assets		1,820,849
Furniture and office equipment	$ 73,125	
Leasehold improvements	630,467	
	703,592	
Less accumulated depreciation	(443,796)	
Total property and equipment		259,796
Total assets		$ 38,193,319

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at fair value	$ 12,165,017
Accounts payable, accrued expenses, and other liabilities	6,786,131
	18,951,148
Members' equity	19,242,171
Total liabilities and members' equity	$ 38,193,319

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	
Commissions	$ 46,063,743
Principal transactions	27,606,112
Investment banking and underwriting	8,879,034
Interest and dividends	584,932
Service fees	2,238,954
Floor brokerage	920,679
Other income	2,531,928
	88,825,382
Expenses	
Employee compensation and benefits	63,910,205
Floor brokerage, exchange and clearance fees	3,214,510
Communications and data processing	5,589,128
Occupancy	2,565,800
Management fees - related parties	1,220,000
Other expenses	7,148,393
	83,648,036
Net income before income taxes	5,177,346
Provision for income taxes	544,040
Net income	$ 4,633,306

MAXIM GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	TOTAL EQUITY	MAXIM PARTNERS LLC	MJR HOLDINGS, INC.
Balance, January 1, 2012	$ 19,916,408	$ 19,899,509	$ 16,899
Capital contributions	1,367,306	1,367,306	-
Net income	4,633,306	4,262,642	370,664
Distributions	(6,674,849)	(6,300,936)	(373,913)
Balance, December 31, 2012	$ 19,242,171	$ 19,228,521	$ 13,650

MAXIM GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,633,306
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	50,467
Employee forgivable loans forgiven	995,605
Deferred rent expense	837,469
(Increase) decrease in operating assets:	
Receivable from broker-dealers and clearing organizations	3,702,803
Prepaid expenses	8,845
Securities owned	3,455,048
Security deposits and other assets	57,892
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	2,152,089
Securities sold, not yet purchased	(6,041,012)
Net cash provided by operating activities	9,852,512
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) in deposit with clearing broker	(105,000)
(Advances) to affiliate	(76,336)
(Advances) of employee forgivable loans	(702,784)
(Loans) to officers	(617,001)
(Purchases) of property and equipment	(73,125)
Net cash (used in) investing activities	(1,574,246)
CASH FLOWS FROM FINANCING ACTIVITIES	
(Distributions) to members	(4,780,200)
Net cash (used in) financing activities	(4,780,200)
Net increase in cash and cash equivalents	3,498,066
Beginning cash and cash equivalents	9,130,526
Ending cash and cash equivalents	$ 12,628,592
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ -
Taxes paid	$ 338,939
SUPPLEMENTAL DISCLOSURE OF NON - CASH FINANCING ACTIVITY	
Assignment of officers' loans receivable to Maxim Partners LLC	$ 1,894,648
Assumption of deferred rent by Maxim Partners LLC	$ 1,367,306

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions on a fully disclosed basis through a clearing broker. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York, Red Bank and Hamilton, New Jersey, Boca Raton, Florida, Boston, Massachusetts and San Francisco, California. The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. The Company has sixty-three non-equity members, as discussed in Note 9. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

RECEIVABLES

Receivables from clearing organizations are recorded based on trade-date, while other receivables are recorded when earned and when the amount is reasonably determinable. All receivables are stated at the amount management expects to collect on current outstanding balances. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and, accordingly, no allowance for doubtful accounts has been provided.

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value as more fully disclosed in Note 5.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated using the straight line method over their estimated useful lives which are 5-7 years for furniture and equipment and the shorter of the lease term or the estimated useful life for leasehold improvements. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for the year ended December 31, 2012 was $50,467.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

GOODWILL

The Company has adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment* effective December 31, 2012. Pursuant to the provisions of this ASU, management now performs a qualitative assessment of goodwill impairment to assess the need to perform the traditional quantitative impairment test as previously required by generally accepted accounting principles.

Management now first considers qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying value. If, based on facts and circumstances, management determines that it is more likely than not that the fair value of the reporting unit is less than its fair value, then management performs a quantitative impairment assessment. The quantitative assessment requires management to compare the fair value of the reporting unit to which goodwill relates to that unit's carrying value. If the fair value exceeds its carrying value, then no impairment is recorded. If the fair value is below the carrying value, then an impairment loss is recorded for the excess of the carrying value over the implied fair value of goodwill. However, if management determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then goodwill is not deemed impaired and management is not required to perform the quantitative impairment test.

Management has evaluated all significant facts and circumstances existing as of the date of the financial statements and has determined that it is not more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying amount, and, accordingly, no impairment has been recorded.

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INVESTMENT BANKING AND UNDERWRITING INCOME

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking revenues are earned when the Company serves as the lead underwriter in the offering. Underwriting revenues are earned when the Company serves as an underwriter on an offering and another firm is the lead. Investment banking management fees, sales concessions, and underwriting fees are all recorded on the trade date, or at the time the income is reasonably determinable.

INCOME TAXES

The Company has elected under the Internal Revenue Code and applicable state laws to be taxed as a partnership. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the statement of income.

Accounting principles generally accepted in the United States requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes that the Company's federal, New York State and New York City income tax returns prior to 2009, as well as the New Jersey income tax returns prior to 2008, are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist which could expand the open period.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 25, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 3: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, each month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance becomes immediately payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

CONTINUED

NOTE 4: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 543,763	$ 0
Fees and commissions receivable	1,053,099	0
Total	$ 1,596,862	$ 0

NOTE 5: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 5: FAIR VALUE MEASUREMENTS – (Continued)

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly, and include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

All of the Company's securities are valued at the closing price reported in the active market in which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 5: FAIR VALUE MEASUREMENTS – (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

ASSETS

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government and agency	$ 80,368	$ 0	$ 0	$ 80,368
State and municipal obligations	2,418,299	0	0	2,418,299
Corporate bonds, debentures, and notes	10,883,516	0	0	10,883,516
Corporate stocks	3,503,413	0	0	3,503,413
Options	26,100	0	0	26,100
Totals	$16,911,696	$ 0	$ 0	$16,911,696

LIABILITIES

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
U.S. government and agency	$ 1,977,310	$ 0	$ 0	$1,977,310
Corporate bonds, debentures, and notes	7,829,212	0	0	7,829,212
Corporate stocks	2,349,870	0	0	2,349,870
Options	8,625	0	0	8,625
Totals	$12,165,017	$ 0	$ 0	$12,165,017

NOTE 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2012 the Company's net capital of $10,006,615, calculated pursuant to Rule 15c3-1, was in excess of its minimum required net capital by $9,006,615.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

CONTINUED

NOTE 7: OPERATING LEASES WITH NON-RELATED PARTIES

NEW YORK CITY OFFICE OPERATING LEASE

The Company leased a portion of its New York City office from TS 405 Lexington Owner, LLC. The monthly payments were $122,118 per month, plus any escalations as outlined in the agreement. Effective December 1, 2012, this lease was assigned to Maxim Partners LLC (See Note 1) and the Company is no longer obligated under the terms of the lease.

The Company was recognizing rent expense on a straight line basis, over the life of the lease. The Company had a balance in deferred rent of $1,367,306 at December 1, 2012. Effective as of the date of the lease assignment described above, the deferred rent was assumed by Maxim Partners LLC.

The Company sub-leases a portion of its New York City office from Wells Fargo Advisors, LLC pursuant to a sub-lease agreement that terminates on June 29, 2015. The current monthly rent payments are $47,870, plus any required escalations. The Company negotiated a lease directly with the landlord to commence upon termination of the sub-lease arrangement. This lease is included in the lease assignment to Maxim Partners LLC as described above.

A Letter of Credit in the amount $862,269, was required by the landlord for the New York City operating leases detailed above, and is included in security deposits and other assets on the statement of financial condition as of December 31, 2012. Due to the assignment of this lease as described above, the Company was subsequently refunded the balance in 2013.

RED BANK NEW JERSEY OFFICE OPERATING LEASE

The Company leases an office in Red Bank, New Jersey from Wikoff Associates pursuant to a lease which terminates effective June 30, 2014. The current monthly rent payments are $6,828 plus any escalations as outlined in the original agreement.

HAMILTON NEW JERSEY OFFICE OPERATING LEASE

The Company leases an office in Hamilton, New Jersey from Colleen's Idea Realty, LLC pursuant to a lease which terminates effective November 1, 2013. The current monthly rent payments are $600 plus any escalations as outlined in the agreement.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 7: OPERATING LEASES WITH NON-RELATED PARTIES – (Continued)

BOCA RATON FLORIDA OFFICE OPERATING LEASE
The Company leases an office in Boca Raton, Florida from Pebb Boca Corporate, LLC pursuant to a lease which terminates effective July 1, 2014. The current monthly rent payments are $3,027 plus any escalations as outlined in the agreement.

BOSTON MASSACHUSETTS OFFICE OPERATING LEASE
The Company leases an office in Boston, Massachusetts from Regus Management Group, LLC pursuant to a lease which terminates effective February 28, 2013. The current monthly rent payments are $2,516 plus any escalations as outlined in the agreement.

SAN FRANCISCO CALIFORNIA OFFICE OPERATING LEASE
The Company leases an office in San Francisco, California on a month to month basis from Conifer Group, LLC pursuant to a lease effective November 12, 2012. Termination of lease is thirty (30) days after receipt of written notice of termination by either Conifer Group or the Company. The current monthly rent payments are $5,575 plus any escalations as outlined in the agreement.

In addition, pursuant to various equipment leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

The approximate minimum lease payments are as follows:

Years Ended	Amounts
12/31/13	$ 3,098,768
12/31/14	1,884,058
12/31/15	597,380
12/31/16	57,033
12/31/17	2,280
Thereafter	570
Total	$ 5,640,089

The total rent expense relating to the office leases listed above was $1,890,677 for the year ended December 31, 2012.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

CONTINUED

NOTE 8: OPERATING LEASES WITH RELATED PARTIES

WOODBURY OFFICE OPERATING LEASE

The Company sub-leases its Woodbury office from Maxim Partners LLC, pursuant to a lease agreement expiring on February 28, 2013. The monthly payments, which the Company pays directly to the original lessor, are $31,010, plus any escalations required by the original lease between Maxim Partners LLC and the lessor. The remaining lease payments are approximately $62,020 payable in total for the months of January and February 2013.

NEW YORK CITY OFFICE OPERATING LEASE

Beginning December 1, 2012, the Company is subleasing a portion of its New York City office, including certain furniture, fixtures, equipment, and improvements from Maxim Partners LLC (See Note 1) pursuant to a sublease agreement expiring June 30, 2021. The sublease calls for monthly rent payments of $200,000.

The approximate minimum lease payments for this lease are as follows:

Years Ended	Amounts
12/31/13	$ 2,400,000
12/31/14	2,400,000
12/31/15	2,400,000
12/31/16	2,400,000
12/31/17	2,400,000
Thereafter	8,400,000
Total	$ 20,400,000

Of the total expenses relating to the above, Maxim Partners LLC was paid $191,167 and the non-related party was paid $392,390 for the year. These amounts are included in occupancy expenses in the statement of income.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

CONTINUED

NOTE 9: OTHER RELATED PARTY TRANSACTIONS

COMPENSATION TO MEMBERS

Included in Employee Compensation and Benefits in the statement of income are guaranteed payments to various individuals who are non-equity members of the Company. Some of these non-equity members are also owners of Maxim Partners LLC, MJR Holdings, Inc. and MJR Holdings LLC, related companies. Total guaranteed payments for the year ended December 31, 2012 were $27,370,572.

MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings LLC for the year ended December 31, 2012 was $610,000.

MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings, Inc. for the year ended December 31, 2012 was $610,000.

MAXIM FINANCIAL ADVISORS LLC

The Company entered into a fee payment agreement with Maxim Financial Advisors LLC, a related entity through common ownership. Maxim Financial Advisors LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Financial Advisors LLC, who are also registered representatives of the Company. The total fee income from Maxim Financial Advisors LLC for the year ended December 31, 2012 was $427,986.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 9: OTHER RELATED PARTY TRANSACTIONS – (Continued)

OFFICERS' LOANS RECEIVABLE

The Company advances or is advanced loans at various times during the year to, or from, officers of the Company. These loans are informal and bear interest at the bank's prime rate, which was 3.25% at December 31, 2012. The balance on these loans was $603,001 at December 31, 2012, and includes interest of $3,002. These amounts are included in security deposits and other assets on the statement of financial position. During 2012, Maxim Partners LLC assumed a portion of the balance in this account. The total amount assumed was $1,894,648, which has been included in distributions to Maxim Partners LLC for the year ended December 31, 2012.

NOTE 10: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended December 31, 2012 the Company's contribution was $458,990, net of forfeitures.

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company. For the year ending December 31, 2012 the Company's matching contribution was $58,223, net of forfeitures.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

CONTINUED

NOTE 11: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. There are currently no legal matters which are both probable and reasonably estimable as of December 31, 2012.

NOTE 12: RISKS AND UNCERTAINTIES

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All of the Company's non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. All other accounts were subject to federal insurance limits of $250,000 per institution. Total cash on deposit exceeded federally insured limits by $2,467,091 at December 31, 2012. Beginning January 1, 2013, insurance coverage has reverted to $250,000 per depositor at each financial institution and non-interest bearing cash balances may again exceed federally insured limits.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the financial statements of Maxim Group LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 25, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Pages 22 through 26 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 25, 2013

MAXIM GROUP LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Credits			
Members' equity			$19,242,171
Debits			
Non-allowable assets:			
Receivables and employee forgivable loans	$ 1,690,015		
Prepaid expenses	375,912		
Furniture and equipment (net)	259,796		
Goodwill	2,946,806		
Other assets	1,810,072		
			(7,082,601)
Net capital before haircuts on securities positions			12,159,570
Haircuts on securities:			
Trading and investment securities:			
Exempted securities	74,487		
Debt securities	1,466,075		
Options	69,419		
Other securities	498,230		
Undo concentration	44,744		
			(2,152,955)
Net capital			$10,006,615
Computation of alternative net capital requirement:			
Company does not carry debit items and is not subject to 2% of aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3		$ -	
Minimum dollar net capital requirement based on capital requirements for market makers.		$ 1,000,000	
Net capital requirement			$ 1,000,000
Excess net capital			$ 9,006,615

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

See independent auditors' report on supplementary information.

MAXIM GROUP LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members of
Maxim Group LLC
Woodbury, NY

In planning and performing our audit of the financial statements of Maxim Group LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 25, 2013

MAXIM GROUP LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2012

WAGNER & ZWERMAN LLP
Certified Public Accountants

MAXIM GROUP LLC

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

DECEMBER 31, 2012

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Maxim Group LLC
Woodbury, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation) (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Maxim Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Maxim Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Maxim Group LLC's management is responsible for Maxim Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers in our Calculation of SIPC Assessment, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers in our Calculation of SIPC Assessment, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 25, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065337 FINRA DEC

MAXIM GROUP LLC 13*13
ATTN: TIMOTHY MURPHY/CFO
99 SUNNYSIDE BLVD
WOODBURY NY 11797-2946

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kevin Flood (212) 895-3840

2. A. General Assessment (item 2e from page 2)		$ 214,423.51
B. Less payment made with SIPC-6 filed (exclude interest) July 27, 2012 (Date Paid)		(110,636.39)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		103,787.12
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 103,787.12
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 103,787.12	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maxim Group LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 29th day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 88,825,374.94
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0.00
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		616,438.68
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		2,226,348.35
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 213,185.06	
Enter the greater of line (i) or (ii)		213,185.06
Total deductions		3,055,972.09
2d. SIPC Net Operating Revenues		$ 85,769,402.85
2e. General Assessment @ .0025		$ 214,423.51

(to page 1, line 2.A.)